EXHIBIT 77C
               FLAHERTY & CRUMRINE PREFERRED INCOME OPPORTUNITY FUND
                                INCORPORATED
                                (the "Fund")


      On April 20, 2007, the Fund held its Annual Meeting of Shareholders (the "Meeting") for the following purpose: election of Directors of the Fund ("Proposal 1"). The proposal was approved by the shareholders and the results of the voting are as follows:

Proposal 1: Election of Director.

Name                            For              Withheld

Common Stock
     Robert F. Wulf           10,812,258          126,748

Preferred Stock
     Donald F. Crumrine              510                0

David Gale, Morgan Gust and Karen H. Hogan continue to serve in their capacities as Directors of the Fund.